SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

COMPANHIA ABERTA

CNPJ 43.776.517/0001-80

NIRE 35300016831

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”), in compliance with Resolution 44 of the Brazilian Securities and Exchange Commission (CVM - Comissão de Valores Mobiliários), of August 23, 2021, and in continuity with the Relevant Facts disclosed on July 31, 2023 and September 18, 2023, hereby informs its shareholders and the market in general that, in a meeting held on April 17, 2024, State Privatization Board (CDPED - Conselho Diretor do Programa Estadual de Desestatização together with the Management Council of the State Program for Public-Private Partnerships (CGPPP - Conselho Gestor do Programa Estadual de Parcerias Público-Privadas) decided to approve the final model for the partial disposal of shares held directly and indirectly by the State, with authorization to proceed with the disposal through Public Offering Distribution of Shares on a stock exchange, according to the art.1, of Decree nº 67,759/2023, including:

(a) Schedule of the privatization process;

(b) Structure of the offer with the participation of strategic investors and criteria for judging the winner of the secondary public offering;

(c) Changes to the Company's Bylaws;

(d) Signing of an Investment Agreement, lock-up and other agreements with strategic investors;

(e) Guarantee of stability to employees in accordance with law no. 17,853/2023, for a period of 18 months, counting from the date of effective completion of the privatization process;

(f) Recommend the offer of common shares owned by the Government of the State of São Paulo to the Company's employees;

(g) Forwarding of following documents the representatives of the Deliberative Council of URAE – 1 Southeast for the 1st Council meeting:

•	Draft of the concession contract and attachments
•	Draft of the internal regulations of the URAE-1 Deliberative Council
•	Draft Regional Basic Sanitation Plan

The definition of the minimum price and the percentage of the State's share to be disposal, as well as the details of the Investment Agreement, Lock-up, and other conditions will be subject to deliberation at a future meeting of the Board.

The full meeting minutes are available at the following link:

•	Minutes of Deliberation (Portuguese only)

The Company will keep the market informed regarding developments in the matter covered by this Material Fact.

São Paulo, April 18, 2024.

Catia Cristina Teixeira Pereira

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 18, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.